



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006



PROCESSED

JUL 0 3 2007

THOMSON FINANCIAL

Commission file number 1-11607

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN

FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE

UTILITY WORKERS UNION OF AMERICA

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

TABLE OF CONTENTS

George Johnson & Company

1200 Buhl Building • 535 Griswold Street • Detroit, Michigan 48226-3689
(313) 965-2655 • Fax (313) 965-4614

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 27, 2007

To the Participants, Savings & Investment Plan Committee, and Investment Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
 Local 223 of the Utility Workers Union of America
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The DTE Energy Stock Fund (the "Fund") information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The Fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

1

Detroit Edison Company Savings & Stock Ownership Plan
for Employees Represented by Local 223
of the Utility Workers Union of America

Statement of Net Assets Available for Benefits

	December 31	
	2006	2005
(Thousands)		
ASSETS		
Investments, at fair value:		
Investment in DTE Energy Master Plan Trust (Note 5)	**$ 447,845**	$ 407,673
Total Investments	**447,845**	407,673
Receivables:		
Employer contributions	-	95
Participant contributions	-	277
Total Receivables	-	372
NET ASSETS AVAILABLE FOR BENEFITS	**$ 447,845**	$ 408,045

See accompanying Notes to Financial Statements

2

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

(Thousands)	DTE ENERGY STOCK FUND	TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment Income:		
Net appreciation in fair value of investments in the DTE Energy Master Plan Trust	$12,011	$21,896
Dividends and interest	2,956	25,538
Interest on loans to Participants	168	1,120
	15,135	48,554
Contributions:		
Employer	7,962	8,484
Participants	2,052	20,457
	10,014	28,941
Total Additions	25,149	77,495
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions and withdrawals	(9,757)	(36,700)
Administrative fees	(12)	(25)
Transfers from loan fund (net)	(237)	-
Transfers of assets among sponsored plans (net)	(7,500)	(970)
Total Deductions	(17,506)	(37,695)
NET INCREASE	7,643	39,800
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	101,973	408,045
End of year	$109,616	$447,845

See accompanying Notes to Financial Statements

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The following description of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of the Detroit Edison Company (Company), Michigan Consolidated Gas Company (MichCon) – Gas, and Transmission and Storage Operations (T&SO) or a DTE Energy Company non-regulated business (Participating Affiliates) represented by Local 223 of the Utility Workers Union of America are able to participate in the Plan immediately. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Savings & Investment Plan Committee (Committee), appointed by the Chairman of the Board of Directors of the Company, is responsible for the administration of the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee Contributions) and, if applicable, a catch-up contribution basis (Catch-Up Contributions). Participants age 50 or older are eligible to make pre-tax Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414 (v) of the Internal Revenue Code Section of 1986, as amended (IRC). Participants may contribute up to 100% of eligible compensation (defined in the Plan), on a combined Tax Deferred Contributions, Employee Contributions, and Catch-Up Contributions (if applicable) basis, after required withholdings and voluntary payroll deductions. Tax Deferred Contributions, Employee Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions).

The IRC limits the amount of Tax Deferred Contributions, which may be contributed to the Plan annually. This amount is indexed for inflation annually. In the event a Participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions. If a Participant's total annual additions (Tax Deferred Contributions, Employee Contributions, and Company Contributions) reach the IRC limit for the Plan year, the Participant's contributions will be stopped or refunded, as applicable.

After the Participant completes 6 months of service, the Company makes contributions as follows:

NOTES TO FINANCIAL STATEMENTS

- For Detroit Edison Participants prior to the first full pay period in June 2006, the Company contributed an amount equal to one-half of Employee Contributions and Tax Deferred Contributions up to 8% of basic compensation (Company Contributions) for employees with at least six months of service. Effective with the first full pay period in June 2006, Company Contributions increased to 75% of the first 4% of the aggregate of Employee Contributions and Tax Deferred Contributions and 50% of the next 4% of the aggregate of Employee Contributions and Tax Deferred Contributions. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8% of basic compensation.

- For MichCon Gas Participants hired prior to August 3, 2004 and MichCon T&SO Participants hired prior to November 1, 2004, the Company Contributions are 100% up to the first 4% of the aggregate of a Participant's Tax Deferred Contributions and Employee Contributions for individuals who have attained six months of service. For Participants who have completed at least nine years of service, the Company Contributions are increased to 5%; and for Participants with 23 or more years of service the Company Contributions are increased to 6%. Effective with the first full pay period in June 2006, Company Contributions increased to 100% of the first 5% of Participant's Tax Deferred Contributions and Employee Contributions for employees with six months through nine years of service.

- For MichCon Gas Participants hired on or after August 3, 2004 and MichCon T&SO Participants hired on or after November 1, 2004, the Company Contributions will be 50% for the first 8% of a Participant's Tax Deferred Contributions and Employee Contributions for employees with at least six months of service. Effective with the first full pay period in June 2006, Company Contributions increased to 75% of the first 4% of the aggregate of Employee Contributions and Tax Deferred Contributions and 50% of the next 4% of the aggregate of Employee Contributions and Tax Deferred Contributions.

- For Participating Affiliate employees, the Participating Affiliate will contribute $1 to a Participant's Plan account for each $1 the Participant contributes, but not more than 4% of the Participant's eligible compensation. The Participating Affiliate will contribute $0.50 for each $1 the Participant contributes on the next 4% of eligible compensation. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8% of basic compensation.

Catch-Up Contributions are not eligible for Company Contributions.

While the Company has made its contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company's consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each Participant's account is credited with the Participant's contributions, including eligible Direct Rollover Contributions, allocations of the Company Contributions and Plan earnings. Allocations are based on Participant earnings or account balances, as defined. Forfeited balances of terminated Participants' nonvested accounts are used to reduce future Company Contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

Vesting

A Detroit Edison Participant or MichCon Participant vests in all Company Contributions on a graded five-year schedule (for Participants hired before August 1, 2004 or November 1, 2004, as applicable) or a graded six-year schedule (for Participants hired on or after August 1, 2004 or November 1, 2004, as applicable), with Participants being 20% vested after completing two years of service. In addition, a Participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company's Long Term Disability Benefits Plan, or (c) death.

A Participating Affiliate employee is fully vested in Company Contributions immediately.

Employee Contributions, Tax Deferred Contributions, Catch-Up Contributions and Direct Rollover Contributions are fully vested at all times.

Investment Options

Participants may elect to have their Employee Contributions, Tax Deferred Contributions, Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the DTE Energy Restricted Stock Fund. Participants may change their investment direction and amount of future contributions effective with the next payroll period.

- For Detroit Edison employees, the 100% Company Contributions are required to be invested in the restricted DTE Energy Stock Fund until matured. Company Contributions mature on January 1 of the second calendar year following the calendar year during which they were contributed to the Plan.

- For MichCon Gas Participants hired prior to August 3, 2004, 60% of the Company Contributions will be made in restricted DTE Energy common stock and the remaining 40% will be invested at the discretion of the Participant. Restricted stock may be redirected to another investment fund in the Plan after one full calendar year following the year in which the contribution was made. For MichCon Gas Participants hired on or after August 3, 2004 and MichCon T&SO Participants, 100% of the Company Contributions will be made in restricted DTE Energy common stock, which may be redirected to other investments after one full calendar year.

NOTES TO FINANCIAL STATEMENTS

- For Participating Affiliate Participants, the Company Contributions on 100% of the first 4% of eligible compensation will be invested in restricted shares in the restricted DTE Energy Stock Fund and the Company Contributions on the next 4% of eligible compensation will be invested in the unrestricted DTE Energy Stock Fund and may be redirected to another investment option at any time. Company contributions for a Plan year that are invested in restricted stock may be redirected to another investment fund in the Plan when they are mature, that is, after one full calendar year following the year in which the contribution was made.

The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. This fund consists of two components, restricted and unrestricted. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP in a Participant's account may be paid out in cash to the Participant (at the Participant's election) within 90 days of the end of the previous Plan year.

The DTE Energy Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not separately disclosed on the Statement of Changes in Net Assets Available for Benefits.

Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

A Participant's interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.

Transfers

Net transfers represent Participants transferring between different plans of the affiliated group due to a change in employment status.

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administrating the Plan.

Forfeited Accounts

At December 31, 2006 and December 31, 2005, forfeited nonvested accounts totaled approximately $30,000 and $5,000, respectively. These accounts will be used to reduce future Company Contributions.

NOTES TO FINANCIAL STATEMENTS

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability as defined under the Plan, termination of employment, death, attainment of age 59½, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, or (d) payments to prevent eviction or foreclosure on a principal residence.

- Detroit Edison, MichCon Gas Participants hired on or after August 3, 2004 and Participating Affiliate Participants may borrow funds from their accounts attributable to Employee Contributions, Tax Deferred Contributions, Catch-up Contributions and Direct Rollover Contributions no more frequently than once during any calendar year and cannot have more than five loans outstanding at one time, only one of which can be a principal residence loan. Participants may borrow from their fund accounts, subject to certain terms and conditions, for a period of 5 years for a general purpose loan, and 25 years for principal residence loans, at fixed rates of interest determined monthly based on an average of the interest rates charged by local lending institutions for similar types of loans at a minimum of $1,000 up to the lesser of:

  o $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

  o 50% of the Participant's Account at the time the loan is made.

- MichCon Gas Participants hired prior to August 3, 2004 may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee Contributions, Catch-Up Contributions and Direct Rollover Contributions no more frequently than once during any calendar year and cannot have more than two loans outstanding at one time, only one of which can be a principal residence loan. Participants may borrow from their fund accounts, subject to certain terms and conditions, for a period of 1 to 5 years, and for principal residence loans up to 15 years, at a fixed rate, updated quarterly, at the prime interest rate plus 2½% (up to the nearest ½ %) at a minimum of $500 up to the lesser of:

  o $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

  o 50% of the Participant's Account at the time the loan is made.

- MichCon T&SO Participants may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee Contributions, Catch-Up Contributions and Direct Rollover Contributions no more frequently than once during any calendar year and cannot have more than two loans outstanding at one time, only one of which can be a principal residence loan. Participants may borrow from their fund

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

accounts, subject to certain terms and conditions, for a period of 1 to 5 years, and for principal residence loans up to 25 years, at a fixed rate, updated monthly, at the prime interest rate plus 1% at a minimum of $1,000 up to the lesser of:

- o $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

- o 50% of the Participant's Account at the time the loan is made.

Proceeds for any loan are obtained through the pro rata liquidation of the Participant's account, then transferred to the Participant's loan account and thereupon paid in cash to the Participant by the Trustee. Loan repayments of principal and interest are invested as received according to the Participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair market value (the last reported sales price on the last business day of the year). Participant loans receivable are valued at cost, which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in fair value are included in the Statement of Changes in Net Assets Available for Benefits.

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The DTE Energy Stock Fund recognizes gains and losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement disclosure of tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step requires an entity to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step requires an entity to recognize in the financial statements each tax position that meets the "more likely than not" criteria, measured at the largest amount of benefit that has a greater than 50 percent likelihood of being realized. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Plan is required to adopt the new guidance when recognizing its uncertain tax positions at the beginning of its fiscal year January 1, 2007. The Plan does not expect the adoption of FIN 48 to materially impact its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 ("SFAS 157"), "Fair Value Measurements." The statement defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands the disclosure requirements regarding fair value measurements. The rule does not introduce new requirements mandating the use of fair value. The statement defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the requirements of SFAS 157. The Plan expects to be required to use the new definition of fair value upon adoption of SFAS 157 as of January 1, 2008 and to apply the disclosure requirements of SFAS 157 for the Plan's 2008 financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

No. 115." SFAS 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date. The statement also establishes presentation and disclosure requirements in order to facilitate comparisons between entities choosing different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect existing accounting requirements for certain assets and liabilities to be carried at fair value. SFAS 159 is effective as of the beginning of a reporting entity's first fiscal year that begins after November 15, 2007. The Plan is currently evaluating the requirements of SFAS 159, and has not yet determined the impact on its financial statements.

NOTE 4 - FEDERAL INCOME TAX STATUS

On May 8, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan and related Trust conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2006 and 2005.

NOTE 5 – THE DTE ENERGY MASTER PLAN TRUST

The DTE Energy Master Plan Trust (Master Trust) consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and the MichCon Investment and Stock Ownership Plan.

The Plan's investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan's allocated portion (approximately 29% and 28% at December 31, 2006 and 2005, respectively). The Plan's allocated portion of the investments is equal to the fair value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, Employee and Company Contributions, and distributions and withdrawals paid to Participants.

NOTES TO FINANCIAL STATEMENTS

A summary of the Master Trust assets as of December 31, 2006 and 2005 is as follows:

(Thousands)	2006	2005
Investments, at fair value based on quoted market prices		
DTE Energy Stock Fund	$ 334,148	$ 319,199
Registered investment companies	1,170,532	1,086,443
Investments, at cost		
Loans due from Participants	38,161	36,830
Other assets in transit	956	158
Total investments	$ 1,543,797	$ 1,442,630
Assets held in Master Trust	$ 1,543,797	$ 1,442,630

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2006:

(Thousands)	
Interest, dividend and other income on investments	$ 92,000
Net appreciation in registered investment companies	41,334
Net appreciation in DTE Energy Stock Fund	37,215
Total investment gain	$ 170,549

NOTE 6 – RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings & Investment Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**DETROIT EDISON COMPANY
SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY
LOCAL 223 OF THE
UTILITY WORKERS UNION OF AMERICA**

BY THE SAVINGS & INVESTMENT PLAN COMMITTEE

Douglas A. Green, Chair

June 27, 2007

EXHIBIT INDEX

Number

23   **Consent of Independent Registered Public Accounting Firm – George Johnson & Company**

George Johnson & Company

1200 Buhl Building • 535 Griswold Street • Detroit, Michigan 48226-3689
(313) 965-2655 • Fax (313) 965-4614

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 27, 2007

To the Participants, Savings & Investment Plan Committee, and Investment Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
 Local 223 of the Utility Workers Union of America
Detroit, Michigan

We consent to the incorporation, by reference in Registration Statement No. 333-00023 of DTE Energy Company on Form S-8, of our report dated June 27, 2007, with respect to the statements of net assets available for benefits of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America.

George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

An Independent Member of the BDO Seidman LLP Alliance

June 28, 2007



Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20459

Ladies and Gentlemen:

Enclosed for filing is our report on Form 11-K for the Detroit Edison Company Savings
& Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers
Union of America.

Should you have any questions regarding this filing, please contact the undersigned at
313-235-8559.

Very truly yours,

Dennis A. Tochman
Manager – External Reporting

END